UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) No. 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON APRIL 28th 2015

DATE, TIME AND PLACE:

April 28th, 2015, at 09:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Sergio Agapito Lires Rial – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina – Vice-Chairman of the Board of Directors; Mrs. Conrado Engel and José de Paiva Ferreira - Directors; Mr. Celso Clemente Giacometti and Mess. Marília Artimonte Rocca e Viviane Senna Lalli - Independent Directors. Present, as a guess, Mr. José Maria Nus Badía. Also present, Mrs. Angel Santodomingo Martell and Carlos Alberto López Galán - Company’s Vice Chief Executive Officers.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Sergio Agapito Lires Rial, who invited Mrs. Mara Regina Lima Alves Garcia, Company´s Officer, to act as the Secretary.

AGENDA:

(a) Approve Report 20-F; (b) To approve the Annual Report for the Evaluation of Operational Risk, Business Continuity and Internal Control Department on the 2nd semester of 2014, in accordance with Resolutions CMN 2.554/1998 and 3.380/2006; (c) To approve the report, policies and strategies to the management of market risk, pursuant to the Resolution CMN 3.464/2007; (d) To approve the report, policies and strategies to the management of credit risk, pursuant to the Resolution CMN 3.721/2009; (e) To approve the policy and strategies of the Company in order to make sure that they are able to maintain appropriate and enough liquidity ratios, as well as the report with the structure and management of the liquidity ratios, pursuant to the Resolution CMN 4.090/2012; and (f) To approve the Report of Description of Capital Structure Management, pursuant to Article 7, §1 of Resolution CMN 3.988/2011.

RESOLUTIONS TAKEN:

Initially, the Board of Directors’ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, and pursuant to the documents presented to Directors, which will be filled at the Company´s headquarter, the Company´s Board of Directors, by unanimity of votes of the Board of Directors’ members present at the meeting and without restrictions,

(a) Approved Report 20-F;

It is registered that Mr. Carlos Alberto López Galán, Vice-President Executive Officer, was on the meeting, in order to account for the item (a) of the Agenda.

(b) Approved in accordance with item I of the sole paragraph of article 3 of Resolution CMN 2.554/1998 and §2° of article 3 of Resolution CMN 3.380/2006, and the favorable recommendation of the Risks and Audit Committees, the Company's Annual Report for the Evaluation of Operational Risk, Business Continuity and Internal Control Department of the Company and its affiliates, which contains the policies and strategies for operational risk management related to the 2nd semester of 2014;

(c) Approved the report, policies and strategies to the management of market risk, pursuant to the Resolution CMN 3.464/2007, according to favorable recommendation of the Company's Risk Committee;

(d) Approved the report, policies and strategies to the management of credit risk, pursuant to the Resolution CMN 3.721/2009, according to favorable recommendation of the Company's Risk Committee;

(e) Approved the policy and strategies of the Company in order to make sure that they are able to maintain appropriate and enough liquidity ratios, as well as the report with the structure and management of the liquidity ratios, pursuant to the Resolution CMN 4.090/2012, according to favorable recommendation of the Company's Risk Committee; and

(f) Approved the Report of Description of Capital Structure Management, pursuant to the article 7, §1 of the Resolution CMN 3.988/2011, according to favorable recommendation of the Company's Risk Committee.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors members and the Secretary. São Paulo, April 28th, 2015. Signatures: Mr. Sergio Agapito Lires Rial – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina – Vice-Chairman of the Board of Directors; Conrado Engel and José de Paiva Ferreira - Directors; Mr. Celso Clemente Giacometti and Mess. Marília Artimonte Rocca e Viviane Senna Lalli - Independent Directors. Mara Regina Lima Alves Garcia – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Mara Regina Lima Alves Garcia

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 29, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer